FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit 1	Director/PDMR Shareholding
Exhibit 2	Rule 8.3- (Northern Petroleum plc)
Exhibit 3	Rule 8.3- (Northern Petroleum plc)
Exhibit 4	Director/PDMR Shareholding
Exhibit 5	Publication of Registration Document
Exhibit 6	Publication of Prospectus+
Exhibit 7	Rule 8.3- (Northern Petroleum plc)
Exhibit 8	Resolution on Pension Arrangements-Fred Goodwin
Exhibit 9	Rule 8.3- (Northern Petroleum plc)
Exhibit 10	Rule 8.3- (Northern Petroleum plc)
Exhibit 11	Director/PDMR Shareholding
Exhibit 12	Director/PDMR Shareholding
Exhibit 13	Rule 8.3- (Northern Petroleum plc)
Exhibit 14	Rule 8.3- (Northern Petroleum plc)
Exhibit 15	Rule 8.3- (Northern Petroleum plc)

Exhibit No: 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
D
ISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by
DR 3.
3
.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16
, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4
, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3
 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8 State the nature of the transaction

Sale
 of
 254,280
shares effected to meet an immediate income tax and National Insurance liability, which arose on release of
608,805
 restricted shares. Mr
Hester
 has retained
 354,525

of the released shares.

9. Number of shares, debentures or financial instrument
s relating to shares acquired

354,525

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

254,280

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
0.4015

14. Date and place of transaction

1 June 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,580,168 0.00280%

16. Date issuer informed of transaction

1 June 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1 June
2009

Exhibit No:  2

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	01 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 1 6 6 , 724	7. 2 625%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 16 6 , 724	7. 2 625%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	50 , 000	1. 30 00 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	02 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No: 3

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	04 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 1 91 , 724	7. 2 977%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 1 91 , 724	7. 2 977%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	25 , 000	1. 16 00 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	05 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No:  4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3
.3
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
340

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.
36790

14. Date and place of transaction
8 June

2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
18,
671

shares 0.
000
0
3
%

16. Date issuer informed of transaction
8 June
2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8 June 2009

Exhibit No:  5

Publication of
Registration Document

The following
registration document
 has been
approved by the
UK Listing Authority and is available for viewing:

Registration Document for The R
oyal Bank of Scotland Group plc

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9640T_-2009-6-16.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

David O'Loan
Deputy Group Treasurer and Head of Group Capital Management

The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL:
020 7085 4925
FAX: 020 7293 9966

Exhibit No:  6

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Prospectus for The Royal Bank of Scotland Group plc/T
he Royal Bank of Scotland plc £9
0,000,000,000 Euro Medium Term Note Programme

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9900T_-2009-6-16.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact

David O'Loan
Deputy Group Treasurer and Head of Group Capital Management

The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL:
020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information con
tained in the Prospectus may be a
ddressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person ou
tside these countries and/or to
whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the

Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No:  7

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	16 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 202 , 000	7. 3121%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 202 , 000	7. 3121%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10 , 276	1. 1 850 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	17 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No:  8

The
Royal Bank of Scotland
 Group plc

18 June 2009

RESOLUTION BETWEEN
RBS

AND
FRED GOODWIN
ON PENSION ARRANGEMENTS

RBS

is pleased to announce

that
Fred Goodwin

has volunteered to make a subst
a
nti
al reduction to his pension
which has been the subject of unprecedented media and political attention over the past few months
.

His

annual

pension will
now
reduce

to £
342,500
.

Commenting
 on the resolution the Chairman of

RBS,
Philip Hampton

said:
"On any measure this represents a very substantial reduction to
Fred's
 pension and is an acceptable amount to all parties to the discussion.
I am very pleased that
we have resolved
a situation that has been a

difficult and
unhappy

one for all the parties
 involved
, and it is to
Fred's
 credit that he has done this on a voluntary basis.

"
This

pension arrangement
became a
symbolic

issue
, and the
focus
of
unprecedented

media and political
 attention
.
 It had to be fixed to allow everyone to focus our energies where they
should be, on getting the company back to health.

"
I have been in dialogue with
Fred

about this issue since
 I became Chairman in February
. He
understandably
wished to wait until the
conclusion of
an

internal
inquiry into
his
pension arrangements,

conduct,
expenses and
the
use of C
ompany assets
,
 before addressing this question.
 This inquiry concluded recently, finding that there was no conduct on
Fred's
 part that would justify reducing the pension.
 Following
this
,

Fred

made a
n
 approach
 to
revisit
the pension arrangements and we
have been working
with him
to change th
em
.

A
resolution had to be found for the sake of all concerned

and we thank
Fred

that
 this
 has now been achieved
.

"
Fred Goodwin

was a
respected
CEO of
RBS

during its sustained growth over many years
 during his time in
 office
. He
expressed his deep regret over the
position

RBS
 found itself in

when the
global
crisis
hit
last year
 and fully accepted his
share of responsibility
 as Chief Executive
.
This issue has been a serious distraction from allowing us to focus on the real causes of the problems facing the Company and many other banks
. I am pleased that common sense has now prevailed and
I hope that
most reasonable people will welcome that.
 Serving our customers better than
our
competitors is our goal and
is
the best way to restore confidence in the Company
,
 that must be our focus
.
"
Note
s
 to Editors
  Under the departure arrangements agreed in October 08,
  Fred Goodwin
   was due to receive a
  n annual pension equivalent to £
  703
  ,000
   per annum.
  T
  his payment was available immediately
  to
  Fred Goodwin

  on retirement at age 50 without discount, i.e. as if he had retired at age 60.
  As was his right under the rules, in February 09
  Fred Goodwin
   elected to
  exchange

  part

  of his
  enhanced pension
  for

  a lump sum with a
   remaining annual pension
   of
  £
  555,000
  .

  Fred Goodwin
   has now volunteered t
  o reduce his annual pension to £342,500
   reducing the total value
  of the pension by £4.7 million
  .
  In
  March 09,
  the Chairman of
  RBS
   initiated an
  internal inquiry into
  Fred Goodwin's

  conduct

  in relation to
  expenses and
  the
  use of company assets
   to assess whether this would provide the Company with an opportunity to revisit the original pension arrangement
  . The Group has concluded this review and found there was no wrongdoing or other mis
  conduct on
  Fred Goodwin
  's
   part
   in this regard
   that would justify reducing the pension
  .

Contacts

Andrew Wilson, Head of Group Corporate Affairs
Tel:      +44 131 626 4022

Neil Moor
house, Head of Group Media Centre
Tel:
    +44 131
523
4414
Mob:

+44 7786 690029

Exhibit No:  9

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	18 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 20 4 , 000	7. 31 49%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 20 4 , 000	7. 31 49%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2 , 000	1. 1 90 0 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	1 9 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No:  10

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	19 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 20 6 , 000	7. 31 77%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 20 6 , 000	7. 31 77%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2 , 000	1. 25 0 0 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
   OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	22 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No:  11

COMPANY ANNOUNCEMENT
FILE FOR RNS AT 0700 ON JUNE 23, 2009
FOR IMMEDIATE RELEASE WITHOUT EMBARGO
THE ROYAL BANK OF SCOTLAND GROUP PLC
DIRECTOR/PDMR SHAREHOLDING

The Royal Bank of Scotland Group plc

announces that

the following
awards
were made to Stephen Hester, the Group Chief Executive on 22
June 2009.

  A
  ward over
   4.8 million
  ordinary shares
  granted
  under The Royal Bank of Scotland Group plc 2001 Medium-term Performance Plan. The award will vest on 22 June 2012 subject to performance conditions as explained below
  . The award
  will
  take the form of
  the cash equivalent of a
  nil-cost share option.

  The exercise period will be from 22 June 2012 to 21 June 2019.
  Share Options over
  9.55 million
   ordinary shares granted under The Royal Bank of Scotland Group plc
  2007
  Executive Share Option Plan. The option price is £
  0.372
   and the options will vest on 22 June 2012 subject to performance conditions as explained below.
   The exercise period will be from 22 June 2012 to 21 June 2019.
No consideration is payable for the grant of options or awards.
This announcement is made in accordance with the requirements of DTR 3.1.4.

Group Chairman, Philip Hampton, said:
"Over the last few months we have been consulting with shareholders on the most appropriate way to incentivise and reward RBS's Chief Executive, Stephen Hester . We now have support for a remuneration plan that ensures the majority
 of Stephen's reward is
 non cash

and
based on his performance. This means his financial interests are strongly aligned to the interests of all our shareholders in the short-term and over the coming years.
" RBS has the largest balance sheet in world banking so it is critical that Stephen succeeds. If he does, the UK Government will be able to sell its shares at a profit and all shareholders will benefit. The long term incentives are worth little or nothing without a strong return to shareholders and there is no reward for failure in our remuneration policy."

For further Information :-

Neil Moorhouse
Head of Group Media Centre
Tel: +44 (0)131 523 4414
+44 (0) 7786690029

Notes to Editors

  As set out in the 2008
  R
  eport and
  A
  ccounts,
  the Group is
   undertaking a root and branch review of remuneration polic
  y
  ,

  the outcome of which will be presented to
  shareholders at the Group's AGM in April
   2010. However,
  in the meantime, incentive plans will be based on existing shareholder approved programmes (Medium
  -t
  erm Performance Plan
   "MPP"
  and Executive Share Option Plan
   "ESOP"
  )
  .
  This award is made on four principles:
    No reward for failure.
     If Stephen
     Hester
     is unsuccessful these awards will be worth
     little or nothing
    .
    Exacting Performance criteria.

    T
    he maximum vesting is dependent on an
    almost doubling
    of the company's
    value
    (
    to 70p) and
     the relative out performance (top
    quartile) of a panel of peer companies
    .

    Tied to long term shareholder value.

    I
    f Stephen
     Hester
     is eligible for the maximum
     vesting

    at 70p
    this will represent an uplift in shareholder value of
    £18.5 billion
     from the
    closing s
    hare price 37.2 p
     on 19 June 2009
    .
    Dependent
    on under
    lying
    performance.
    Nothing will be released under these awards unless the Group's Rem uneration Committee
     is satisfied
    with the Group's underlying performance.
    Clawback will apply and the
    Remuneration Committee reserve
    s
     the right to vary these awards downward depending on
    the underpinning issues of financial performance, capital requirements
     and
     risk
    .
  W
  e have disclosed the performance criteria linked to these awards in order to further improve transparency in the area of remuneration
  .
  The Remuneration Committee has developed t
  his package
  in consultation
  with
  the ABI
  ,
  a number of institutional investors

  and
  United Kingdom Financial
  Investments
  .
  As announced on 26 February 2009, the Group remains committed to increase its lending to
  UK
   homeowners and businesses in 2009 and 2010.

Appendix 1: S
tephen Hester
total comp
ensation
Appendix 2: S
tephen Hester
performance criteria

Appendix 1:
Breakdown of Stephen Hester's total compensation
(Assuming on target bonus and full vesting of awards at share price of 70p.)

Salary	1,200,000	As disclosed in 2008 Annual Report
Pension funding	4 2 0 ,000	35 % of salary.
Benefit funding	26,250
Total fixed reward	1,6 46 ,250
Deferred bonus opportunity	1,600,000	For on target performance 133% of salary is pay ab le . As announced in 2008 Annual Report.
M P P	3, 360 ,000	Based on achievement of share price of 70p
ESOP	3,132,400	Based on achievement of share price of 70p
Total potential compensation	9,738,650

Appendix 2
: Performance Criteria
In order for the maximum number of shares and options
 to vest
, the following performance criteria would need to be met
. These apply equally to both M
P
P and ESOP
:
1
. Relative T
otal
S
hareholder Return

(
50%
 weighting for both M
P
P and ESOP)
TSR represents
s
hare price appreciation assuming
any
dividends are re-invested. This relative measure will compare the Group's p erformance
against
a
 basket of banks from the
UK
 and overseas, weighted towards those companies most similar to the Group (
see table below
)
. To receive any of the shares and options subject to this performance measure, the Group's performance must be at least as good as the average of the comparator companies, with vesting as follows:-
  To receive 100% of the shares and options, RBS
  would need to be in the top quartile
   of its relative TSR group.
  To receive 25% of the shares and options, RBS
   would need to be at the median
   of its relative TSR group.

Comparator	Weighting
1. Lloyds Group 2. Barclays	200%
3. Banco Santander 4. HSBC 5. Standard Chartered	150%
6. Citigroup 7. Deutsche Bank 8. JP Morgan Chase	100%
9. BNP Paribas 10. Bank of America 11. Societe Generale 12. Credit Agricole 13. Credit Suisse Group 14. Royal Bank of Canada 15. Wells Fargo 16. National Australia Bank 17. BBVA 18. UBS 19. The Toronto Dominion Bank 20. Unicredito Italiano	50%

2
. Absolute T
otal
S
hareholder Return

(
50%
 weighting for both MPP and ESOP)
To receive 100% of the shares and options the share price would need to reach 70 pence or more.
To receive
50
% of the shares and options the share price would need to reach
55
 pence or more
.
To receive 25% of the shares and options the share price would need to reach 40 pence.

3. Underpin
If the Group's Remuneration Committee consider that
the
vesting outcome calibrated in line with the performance conditions outlined above does not reflect the Group's underlying financial results or if the Committee considers that the financial results have been achieved with excessive risk, then t
he terms of the plan allow for an underpin to be used to reduce vesting of an award, or to allow the award to lapse in its entirety.

Exhibit No:  12

COMPANY ANNOUNCEMENT
FILE FOR RNS AT 0700 ON JUNE 23, 2009
FOR IMMEDIATE RELEASE WITHOUT EMBARGO
THE ROYAL BANK OF SCOTLAND GROUP PLC
DIRECTOR/PDMR SHAREHOLDING

The Royal Bank of Scotland Group plc

announces that

the following
awards
were made to
Nathan Bostock
 on 2
2
 June 2009.

  Conditional Share
  A
  ward
  s
   over
  1,182,728
   ordinary shares under The Royal Bank of Scotland Group plc
  2009 Restricted Share Plan
  .
  The awards
  have been made to replace share awards Mr Bostock forfeited on leaving his previous employer an
  d
  the
   awards will vest between 1 June 2010 and 1 June 2012.
No consideration is payable for the grant of awards.
This announcement is made in accordance with the requirements of DTR 3.1.4.

Contact: Aileen Taylor, Deputy Secretary
07748 321 155

Exhibit No:  13

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	22 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 2 10 , 994	7. 3 248%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 2 10 , 994	7. 3 248%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase	3 , 0 5 0 1,500 444	1. 17 0 0 GBP 1.1975 GBP 1.2200 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	2 3 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No:  14

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	23 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 2 22 , 000	7. 3 4 02%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 2 22 , 000	7. 3 4 02%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	11 , 00 6	1. 20 0 0 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	24 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No:  15

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	2 4 June 2009

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5 , 2 47 , 000	7. 3 754%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5, 2 47 , 000	7. 3 754%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	1 0 , 00 0 15,000	1. 175 0 GBP 1.1500 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER
INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	2 5 June 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 June 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat